Exhibit 99.1

BETTERWARE DE MEXICO, S.A.P.I. DE C.V.

FIRST CALL

ORDINARY GENERAL MEETING OF SHAREHOLDERS

The undersigned, in my capacity as Secretary of Betterware de Mexico, S.A.P.I. de C.V. (the “Company”), pursuant to Article Thirtieth of the bylaws of the Company, and in accordance with Articles 183 (one hundred eighty-three), 186 (one hundred eighty-six), 187 (one hundred eighty-seven) and other applicable provisions of the General Law of Business Companies, hereby call the shareholders of the Company, on first call, to an Ordinary General Meeting of Shareholders of the Company, to be held on October 16, 2026, beginning at 10:00 a.m., within the corporate domicile of the Company, specifically at Torre Niba, N8 Up4, Av. de las Americas 1462, Country Club, 44610 Guadalajara, Jalisco, Mexico (the “Meeting”), to discuss the matters set forth in the following:

AGENDA

1.	Proposal, discussion and, if applicable, approval of the payment of dividends.

2.	Appointment of special delegates to formalize the resolutions adopted at the Meeting.

In order to be entitled to attend the Meeting, the shareholders of the Company must obtain an admission pass, which shall be issued and delivered by the Office of the Secretary of the Board of Directors of the Company at the domicile of the Company indicated in this notice, up to and including the third business day prior to the Meeting, on the following terms:

a)	The shareholders must be registered either in the share registry book of the Company or evidence ownership of shares through the certificates that, if applicable, a securities depository institution issues to depositors, the list of holders or any other evidence of their status as shareholders. The share registry shall remain closed from the fourth business day prior to the Meeting through the date on which the Meeting is held.

b)	If applicable, the shareholders must deposit their share certificates at the offices of the Company indicated herein, or with any domestic or foreign depository institution, and submit to the Company the corresponding deposit certificate or document, which, if applicable, must be issued for such purposes by the institution holding such securities for the account of the shareholders.

c)	The shareholders may attend the Meeting in person or be represented by the authorized person or persons, by means of a proxy form or any other form of representation granted in accordance with law. In such case, in addition to the documentation referred to in paragraphs (a) and, if applicable, (b), the shareholders must submit the proxy form referred to in this paragraph, which may be requested at the domicile of the Company or through the following email address: jrazguzman@gtlaw.com.

d)	Shareholders who hold their shares in custody through brokerage firms and other financial intermediaries are also reminded that, for purposes of obtaining the admission pass, they must submit the list of holders or any document issued, if applicable, by such financial intermediary, which must contain the name, domicile and nationality of the shareholders, as well as the number of shares represented by them, duly signed by the officer responsible for issuing such list.

The shares deposited by the shareholders or their representatives with the Secretary of the Board of Directors of the Company in order to be entitled to attend the Meeting shall not be returned until after the Meeting has been held.

The proxy forms, admission passes and supporting documentation that will serve as the basis for the discussion of the matters listed in the Agenda will be available to the shareholders at the offices of the Secretary of the Board of Directors, as of this date, from 9:00 a.m. to 2:00 p.m. and from 4:00 p.m. to 6:00 p.m. on business days, as well as electronically upon prior written request sent to the following email address: jrazguzman@gtlaw.com.

Notice will be given in due course if any legal provision is issued that requires the Company to modify the contents of this notice.

September 29, 2026

/s/ José Raz Guzmán Castro
José Raz Guzmán Castro
Secretary of the Company